UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

08027547

SEC FILE NUMBER
8- 48431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EDELMAN & CO., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 WEST BROWN DEER ROAD
(No. and Street)

MILWAUKEE, WI 53217
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT EDELMAN (414) 228-9314
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - if individual, state last, first, middle name)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, ROBERT EDELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDELMAN & CO., LTD., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TRISHA L. SECKLER
MY COMMISSION # DD 673081
EXPIRES: July 25, 2011
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCRIBNER
COHEN
AND
COMPANY

CPAs
and
Advisors

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Edelman & Co., Ltd. as of December 31, 2007 and 2006, and the related statements of operations and retained earnings, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edelman & Co., Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Page Two

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 26, 2008

EDELMAN & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ 84,921	$ 88,958
Accounts receivable	300,000	-
Deferred income taxes	-	18,230
Payroll tax refund receivable	-	39,545
Employee advances	1,773	-
Prepaid expenses	9,667	8,333
Total current assets	396,361	155,066
PROPERTY AND EQUIPMENT		
Furniture and equipment	8,335	8,335
Less accumulated depreciation	6,666	5,574
Total property and equipment	1,669	2,761
TOTAL ASSETS	$ 398,030	$ 157,827
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,673	$ 70,515
Payroll taxes payable	-	82
Income taxes payable	-	11,424
Deferred income taxes	113,540	-
Deferred revenue	10,000	-
Accrued expenses	42,000	4,000
Total current liabilities	168,213	86,021
DEFERRED INCOME TAXES	250	410
STOCKHOLDER'S EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding	15,000	15,000
Retained earnings	214,567	56,396
Total stockholder's equity	229,567	71,396
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 398,030	$ 157,827

The accompanying notes are an integral part of these financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For The Years Ended December 31, 2007 and 2006

	2007	2006
REVENUE		
Fees	$ 661,416	$ 694,916
OPERATING EXPENSES		
Officer's salary	280,000	280,000
Information service	8,535	2,023
Bad debt expense	-	86,775
Convention	-	159
Depreciation	1,092	1,152
Professional services	19,395	138,099
Retirement plan	42,000	4,000
Payroll taxes	10,105	10,008
Publications, dues and licenses	5,883	3,053
Employee benefits	25,675	17,444
Office expense and postage	5,611	5,315
Outside services	1,497	150,544
Meals and entertainment	1,549	4,001
Property taxes	7	-
Travel	3,915	8,017
Telephone	5,760	5,814
Miscellaneous	30	152
Total operating expenses	411,054	716,556
INCOME/(LOSS) FROM OPERATIONS	250,362	(21,640)
OTHER INCOME		
Other income	35,000	-
Interest income	1,942	1,391
Total other income	36,942	1,391
INCOME/(LOSS) BEFORE INCOME TAXES	287,304	(20,249)
INCOME TAX EXPENSE/(BENEFIT)		
Current	(2,477)	12,450
Deferred	131,610	(19,590)
Total income tax expense/(benefit)	129,133	(7,140)
NET INCOME/(LOSS)	158,171	(13,109)
RETAINED EARNINGS - BEGINNING	56,396	69,505
RETAINED EARNINGS - ENDING	$ 214,567	$ 56,396

The accompanying notes are an integral part of these financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2007 and 2006

	Capital Stock	Retained Earnings	Total
BALANCE - DECEMBER 31, 2005	$ 15,000	$ 69,505	$ 84,505
Net loss	-	(13,109)	(13,109)
BALANCE - DECEMBER 31, 2006	15,000	56,396	71,396
Net income	-	158,171	158,171
BALANCE - DECEMBER 31, 2007	$ 15,000	$ 214,567	$ 229,567

The accompanying notes are an integral part of these financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 158,171	$ (13,109)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities		
Depreciation	1,092	1,152
Deferred income taxes	131,610	(19,590)
Changes in operating assets and liabilities		
Accounts receivable	(300,000)	7,425
Employee advances	(1,773)	-
Payroll tax refund receivable	39,545	(39,545)
Prepaid expenses	(1,334)	(7,307)
Accounts payable	(67,842)	69,137
Deferred revenue	10,000	-
Accrued expenses	26,494	(26,494)
Net cash used in operating activities	(4,037)	(28,331)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of computer equipment	-	(654)
NET DECREASE IN CASH	(4,037)	(28,985)
CASH - BEGINNING	88,958	117,943
CASH - ENDING	$ 84,921	$ 88,958
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for		
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Edelman & Co., Ltd. (the Company) is a Wisconsin corporation. The Company registered to be a broker/dealer pursuant to the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), on August 28, 1996. The Company is in the business of financial consulting on corporate mergers and acquisitions.

Property and Equipment

Property and equipment is stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective assets' estimated useful lives, which are as follows:

Office equipment	5 - 7 years

Depreciation expense was $1,092 and $1,152 for the years ended December 31, 2007 and 2006, respectively.

Income Taxes

Income taxes are calculated on taxable earnings at the applicable statutory rates. Taxable earnings vary from financial statement earnings because income taxes are calculated on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The tax effect of these differences is explained in Note 9.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts.

NOTE 2 – UNINSURED CASH BALANCE

The Company maintains its cash at two commercial banks. The commercial bank accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A summary of the total insured and uninsured cash balances at December 31, 2007 and 2006 is as follows:

	2007	2006
Total cash in bank	$ 84,971	$ 410,718
Portion insured by FDIC	84,971	100,000
UNINSURED CASH BALANCES	$ -	$ 310,718

NOTE 3 – ACCOUNTS AND FEES RECEIVABLE

The accounts receivable balance of $300,000 at December 31, 2007 is comprised of client fees. There were not any accounts or fees receivable as of December 31, 2006. All accounts are carried at their collectible amounts. Accounts receivable are due upon receipts and considered delinquent after 90 days.

NOTE 4 - RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 5 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2007 and $5,735 in 2006. At December 31, 2007, the Company's net capital as defined by SEC Rule 15c3-1 was $25,248 in excess of the minimum net capital required. The excess net capital at 1,000% was $13,402 and the percent of aggregate indebtedness to net capital was 557%. At December 31, 2006, the Company's net capital as defined by SEC Rule 15c3-1 was $8,951 in excess of the minimum net capital required. The excess net capital at 1,000% was $5,349 and the percent of aggregate indebtedness to net capital was 617%.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company established a simplified employee pension plan during 2003. Contributions paid each year may not exceed the lesser of 25% of the employee earnings or $45,000. The accrued contribution for the years ended December 31, 2007 and 2006 is $42,000 and $4,000, respectively.

The Company has a medical and dental expense reimbursement plan that reimburses employees up to $20,000 per year for payment of health insurance premiums and medical and dental expenses.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company uses office space located in the sole stockholder's residence, but does not pay rent on this space.

NOTE 8 - MAJOR CUSTOMERS

The Company had fee income from two customers during 2007 and one customer during 2006 that accounted for 91% and 100%, respectively, of total fee income for the years ended December 31, 2007 and 2006.

NOTE 9 - INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. Temporary differences arise as a result of differences in the accrual and income tax basis of accounting and differences in depreciation for tax and accounting purposes. At December 31, 2007, the temporary differences resulted in a short-term deferred income tax liability of $113,540 and a long-term deferred tax liability of $250. At December 31, 2006, the temporary differences resulted in a short-term deferred income tax asset of $18,230 and a long-term deferred tax liability of $410.

EDELMAN & CO., LTD.
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES
For The Years Ended December 31, 2007 and 2006

	2007	2006
BALANCE - BEGINNING	$ -	$ -
Increase	-	-
Decrease	-	-
BALANCE - ENDING	$ -	$ -

See auditor's report.

EDELMAN & CO., LTD.
SCHEDULES OF COMPUTATION OF NET CAPITAL
December 31, 2007 and 2006

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2007	2006
NET CAPITAL		
Total stockholder's equity	$ 229,567	$ 71,396
ADDITIONS		
Accrued income tax liability related to assets deducted	113,790	11,424
DEDUCTIONS		
Nonallowable assets		
Accounts receivable	300,000	-
Employee advances	1,773	-
Prepaid expenses	9,667	8,333
Deferred tax asset	-	18,230
Payroll tax refund receivable	-	39,545
Furniture and equipment	1,669	2,761
Total deductions	313,109	68,869
NET CAPITAL	$ 30,248	$ 13,951
MINIMUM NET CAPITAL REQUIRED	5,000	5,735
EXCESS NET CAPITAL	$ 25,248	$ 8,216
EXCESS NET CAPITAL AT 1,000%	$ 13,402	$ 5,349
AGGREGATE INDEBTEDNESS	$ 168,463	$ 86,021
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	557%	617%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 229,567	$ 32,733
Increase in nonallowable assets	(199,319)	(45,265)
Audit adjustments		
Decrease in furniture and equipment	-	(60)
Increase/(decrease) receivables and prepaids	-	(1,026)
(Increase)/decrease payables	-	7,979
Deferred income taxes	-	19,590
Total audit adjustments	-	26,483
NET CAPITAL PER ABOVE	$ 30,248	$ 13,951

The computation of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Edelman & Co., Ltd. because the transactions are limited to fees earned on consulting on corporate mergers and private placements.

See auditor's report.

SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplementary schedules of Edelman & Co., Ltd. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

*400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com*

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Page Two

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 26, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations; and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Smith, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 26, 2008

END